UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____November 3, 2010_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On November 3, 2010, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter ended September 30, 2010. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on November 4, 2010, to discuss the 2010 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

            99.1   News Release dated November 3, 2010, reporting Integrys Energy Group, Inc. financial results for the quarter ended September 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: November 3, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated November 3, 2010

Exhibit
Number

99.1   News Release dated November 3, 2010, reporting Integrys Energy Group, Inc. financial
results for the quarter ended September 30, 2010



Exhibit 99.1

integrys®

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
November 3, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports 2010 Third Quarter Financial Results

Chicago – November 3, 2010 – Integrys Energy Group, Inc. (NYSE: TEG) recognized improved earnings in the third quarter of 2010 compared with the third quarter of 2009, on an adjusted basis.

Net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis was $20.2 million ($0.26 diluted earnings per share) for the quarter ended September 30, 2010, compared with $51.1 million ($0.66 diluted earnings per share) for the quarter ended September 30, 2009. In the third quarter of 2010, GAAP earnings included a pre-tax non-cash impairment loss of $43.2 million related to Integrys Energy Services, Inc.'s three legacy natural gas-fired generation plants.

Excluding the effects of certain items that are not comparable from one period to the next, Integrys Energy Group would have recognized adjusted earnings of $27.3 million ($0.35 diluted earnings per share – adjusted) for the quarter ended September 30, 2010, compared with adjusted earnings of $22.6 million ($0.29 diluted earnings per share – adjusted) for the quarter ended September 30, 2009, an increase of $4.7 million quarter-over-quarter. Management believes that diluted earnings per share – adjusted and adjusted earnings are useful measures for providing investors with additional insight into our operating performance because they eliminate the effects of certain items that are not comparable from one period to the next.

Please see the "Diluted Earnings Per Share Information – Non-GAAP Financial Information" and the "Non-GAAP Financial Information Reported by Segment," both of which are included at the end of this news release and are also included with the supplemental data package on Integrys Energy Group's website. These documents provide a reconciliation for Integrys Energy Group between diluted earnings (loss) per share computed on a GAAP basis and diluted earnings (loss) per share – adjusted. They also provide a reconciliation by reportable segment between net income (loss) attributed to common shareholders and adjusted earnings (loss) and a reconciliation by reportable segment between diluted earnings (loss) per share on a GAAP basis and diluted earnings (loss) per share – adjusted.

"I am pleased with the progress we have made on our financial and operating performance through the third quarter of 2010," said Charles A. Schrock, Chairman, President, and Chief Executive Officer of Integrys Energy Group. "Our consolidated financial results on an adjusted basis improved for the quarter and year to date versus comparable periods a year ago."

Schrock added, "Our combined regulated utilities are performing as expected, and our electric generation plants performed well during the warmer than normal summer. The restructuring at Integrys Energy Services remains on track to be completed by year-end, and our recently-

Media Hotline: 800-977-2250 — NYSE: TEG
130 East Randolph Drive
Chicago, IL 60601
www.integrysgroup.com

announced joint venture with Duke Energy Generation Services is consistent with our development plans related to investments in assets with renewable attributes."

Unless otherwise noted, the discussion below relates to adjusted earnings (loss), and all dollar amounts are reported on an after-tax basis.

Highlights:

- Lower fuel and purchased power costs incurred in the third quarter of 2010 (as compared with authorized fuel and purchased power cost recovery rates), rate increases, and higher quarter-over-quarter electricity sales volumes to Wisconsin Public Services Corporation's residential and commercial and industrial customers drove the $7.1 million quarter-over-quarter increase in adjusted earnings at the regulated electric utility segment, partially offset by an increase in operating and maintenance expenses.

- The adjusted loss at Integrys Energy Services decreased $4.2 million quarter-over-quarter, driven by reduced operating and maintenance expenses, a change in the effective tax rate, and an increase in margin from the ongoing retail electric and natural gas businesses that were retained as part of Integrys Energy Services' revised strategy, partially offset by a decrease in quarter-over-quarter margin from retail electric and natural gas businesses that are not part of Integrys Energy Services' revised strategy (and were either divested, exited, or are in the process of being exited), and a decrease in realized wholesale natural gas and electric margins as Integrys Energy Services also exited these businesses as part of its strategy change. Integrys Energy Group has repositioned Integrys Energy Services to focus on selected retail markets in the United States and investments in energy assets with renewable attributes to create a recurring customer-based business with more dependable cash and earnings contributions, higher returns, and an overall reduced risk and capital profile.

- An increase in operating expenses drove the $4.5 million quarter-over-quarter increase in the adjusted loss at the regulated natural gas utility segment, partially offset by the positive impact of rate increases at certain natural gas utilities.

Significant factors driving the $4.7 million increase in adjusted earnings are described below, categorized by reportable segment:

- During the third quarter of 2010, the regulated electric utility segment recognized adjusted earnings of $45.4 million, compared with adjusted earnings of $38.3 million during the same quarter in 2009. The $7.1 million increase in adjusted earnings was driven by:

  - A $15.0 million quarter-over-quarter increase in the regulated electric utility segment margin that was driven by:

    - An approximate $7.2 million increase quarter-over-quarter that was related to lower fuel and purchased power costs incurred in the third quarter of 2010 (as compared with authorized fuel and purchased power cost recovery rates) combined with retail electric rate increases at both electric utilities, which were effective January 1, 2010. The increase in margin related to the rate increases was necessary, in part, for recovery of the higher operating and maintenance expenses.

- An approximate $6.6 million increase related to a 15.2% increase in sales volumes to residential customers, which primarily resulted from warmer weather conditions quarter-over-quarter during the cooling season.

- An approximate $1.2 million increase related to a 7.4% increase in sales volumes to large commercial and industrial customers at Wisconsin Public Service, which was attributed mainly to a quarter-over-quarter improvement in economic conditions in its service territory.

- A $7.6 million quarter-over-quarter increase in operating and maintenance expense, driven by:

  - An increase in employee benefit and incentive compensation related expenses.
  - An increase in customer assistance expense, which assists customers in installing cost-effective, energy efficient, and renewable energy products.
  - An increase in electric transmission expense.
  - A partially offsetting decrease in labor expense (driven by the reduction in workforce and company-wide furloughs implemented as part of the previously announced cost management efforts).

- During the third quarter of 2010, the regulated natural gas utility segment recognized an adjusted loss of $24.4 million, compared with an adjusted loss of $19.9 million during the same quarter in 2009. The $4.5 million increase in the adjusted loss was driven by:

  - A $16.0 million quarter-over-quarter increase in operating expenses, primarily driven by:

    - An increase in depreciation expense.
    - An increase in employee benefit and incentive compensation related expenses.
    - An increase in bad debt expense (related to a nonrecurring favorable impact on bad debt expense in the third quarter of 2009 that resulted from the adoption of an Illinois law).
    - Higher expenses related to energy conservation programs and energy efficiency initiatives.
    - A partially offsetting decrease in labor expense (driven by the reduction in workforce and company-wide furloughs implemented as part of the previously announced cost management efforts).

  - A $10.6 million quarter-over-quarter increase in the regulated natural gas utility segment margin that was primarily related to an approximate $12 million increase from rate increases that were effective in the third quarter of 2010 at certain of our natural gas utilities, but were not effective in the third quarter of 2009. The increase in margin related to rate increases was necessary, in part, for recovery of the higher operating expenses discussed in the previous paragraph.

- The electric transmission investment segment is comprised of Integrys Energy Group's equity investment in American Transmission Company LLC. Adjusted earnings from Integrys Energy Group's investment in American Transmission Company decreased $0.1 million, from $11.6 million in the third quarter of 2009, to $11.5 million in the third quarter of 2010. American Transmission Company's continuing investment in transmission equipment and facilities resulted in increased returns, which were more than offset by an increase in expenses that were not recoverable in rates.

- The adjusted loss at Integrys Energy Services decreased $4.2 million, from an adjusted loss of $4.7 million for the quarter ended September 30, 2009, to an adjusted loss of $0.5 million for the quarter ended September 30, 2010, driven by:

  - A $6.4 million decrease in operating and maintenance expense, driven by a decrease in employee payroll, benefit, and contractor related expenses, primarily related to the reduction in the size of Integrys Energy Services as a result of the previously discussed strategy change.

  - An approximate $4 million increase in adjusted earnings due to the quarter-over-quarter change in the effective tax rate, attributed to several discrete tax items that impacted the third quarter 2009 provision for income taxes (primarily related to the previously discussed strategy change).

  - A partially offsetting $0.4 million quarter-over-quarter decrease in realized retail electric and natural gas margins. Realized margins from the retail electric and natural gas businesses that Integrys Energy Services will retain as part of its revised strategy increased $3.9 million quarter-over-quarter, as Integrys Energy Services continues to increase its marketing efforts in these territories and also implemented a change in pricing strategy to reflect its higher cost of capital. However, more than offsetting the increase in realized retail margin from ongoing businesses was a $4.3 million quarter-over-quarter decrease in realized margin from retail electric and natural gas businesses that are not part of Integrys Energy Service's revised strategy (and were either divested, exited, or are in the process of being exited).

  - A partially offsetting $6.2 million decrease in realized wholesale natural gas and wholesale electric margins quarter-over-quarter, due to the sale of the wholesale natural gas marketing business in the fourth quarter of 2009 and the sale of the wholesale electric business in the first quarter of 2010 (related to Integrys Energy Services' previously discussed strategy change).

- The adjusted loss related to the holding company and other segment increased $2.0 million, from $2.7 million during the quarter ended September 30, 2009, to $4.7 million during the quarter ended September 30, 2010, driven by a change in the effective tax rate quarter-over-quarter. The change in the effective tax rate from the third quarter of 2009 to the third quarter of 2010 had an approximate $7 million negative impact on financial results because income tax expense for the holding company and other segment for interim periods is affected by changes in the forecasted annual effective tax rates as well as factors that impact the allocation of consolidated income tax expense to the segments. The negative impact related to the change in the effective tax rate was partially offset by a $3.4 million decrease in external interest expense.

YEAR-TO-DATE RESULTS

For the nine months ended September 30, 2010, compared with the same period in 2009, Integrys Energy Group's earnings improved 10.0%, on an adjusted basis.

Integrys Energy Group recognized net income attributed to common shareholders on a GAAP basis of $148.6 million ($1.91 diluted earnings per share) for the nine months ended September 30, 2010, compared with a net loss attributed to common shareholders on a GAAP basis of $94.4 million ($1.23 net loss per share) for the nine months ended September 30, 2009.

Net income attributed to common shareholders for the nine months ended September 30, 2010, of $148.6 million included $30.5 million of certain items that are not comparable from one period to the next, consisting of a $25.9 million non-cash impairment loss recognized on Integrys Energy Services' legacy natural gas-fired generation plants, an $11.8 million non-recurring charge to deferred income tax expense resulting from enactment of the federal health care reform legislation, $6.2 million of net losses related to dispositions and a foreign currency translation gain (both related to Integrys Energy Services' strategy change), $5.3 million of restructuring charges (primarily related to Integrys Energy Service's strategy change), and $4.8 million of losses associated with the settlement of supply contracts at Integrys Energy Services (related to Integrys Energy Services' strategy change), partially offset by $23.5 million of non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services.

The net loss attributed to common shareholders for the nine months ended September 30, 2009, of $94.4 million included $257.2 million of certain items that are not comparable from one period to the next, consisting of a $248.8 million non-cash goodwill impairment loss related to the natural gas utility segment and $13.4 million of restructuring charges, partially offset by $2.6 million of income from discontinued operations related to Integrys Energy Services, and $2.4 million of non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services.

Exclusive of these certain items recognized during the nine months ended September 30, 2010 and 2009, Integrys Energy Group's earnings on an adjusted basis would have increased period-over-period to adjusted earnings of $179.1 million ($2.30 diluted earnings per share – adjusted) for the nine months ended September 30, 2010, from adjusted earnings of $162.8 million ($2.12 diluted earnings per share – adjusted) for the nine months ended September 30, 2009.

EARNINGS FORECAST

Our guidance range for 2010 diluted earnings per share on a GAAP basis is between $2.61 and $2.78. Our guidance range for 2011 diluted earnings per share on a GAAP basis remains between $3.28 and $3.61. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions subsequent to September 30, 2010. This guidance does not include any additional Integrys Energy Group restructuring costs, subsequent to September 30, 2010, related to reductions in the workforce that are currently in progress and nearing completion (other than those at Integrys Energy Services related to its strategy change).

Diluted earnings per share guidance is adjusted for certain items that are not comparable from one period to the next. Our guidance range for 2010 diluted earnings per share – adjusted is between $3.00 and $3.17. Our guidance range for 2011 diluted earnings per share – adjusted remains between $3.24 and $3.57. Please see the "Diluted Earnings Per Share Guidance Information" included at the end of this news release and also included with the supplemental data package on the company's website for more detailed information on earnings guidance.

Integrys Energy Group expects a long-term diluted earnings per share – adjusted growth rate of 4% to 6% on an average annualized basis, using 2011 as the base year, through 2015.

Integrys Energy Group's management will discuss earnings guidance for 2010 and 2011 during its earnings conference call at 8 a.m. CDT on Thursday, November 4.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate website that includes this narrative news release, as well as financial statements, non-GAAP financial information, diluted earnings per share guidance information, and supplemental quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CDT on Thursday, November 4, 2010. Integrys Energy Group will discuss 2010 third quarter financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through February 22, 2011, by dialing 866-456-9373 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate website at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the webcast will be available on the company's website at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its website PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6 a.m. CDT on November 4.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009, as may be amended or supplemented in our Quarterly Reports on Form 10-Q. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The individual and cumulative impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, financial reform, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory proceedings, enforcement actions or inquiries, including but not limited to, manufactured gas plant site cleanup, third-party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the United States Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;

- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand, including the ability to attract and retain customers in Integrys Energy Group's nonregulated energy services business and to adequately forecast its energy usage for nonregulated customers;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial and derivative instruments;
- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services, Inc.; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).
More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended September 30		Nine Months Ended September 30	
(Millions, except per share data)	2010	2009	2010	2009
Nonregulated revenues	$399.3	$754.0	$1,450.1	$3,355.3
Utility revenues	598.6	543.8	2,466.0	2,570.9
Total revenues	997.9	1,297.8	3,916.1	5,926.2
Nonregulated cost of fuel, natural gas, and purchased power	338.0	661.7	1,293.1	3,139.7
Utility cost of fuel, natural gas, and purchased power	232.1	220.6	1,224.5	1,402.6
Operating and maintenance expense	254.3	238.2	764.7	804.8
Goodwill impairment loss	-	-	-	291.1
Impairment losses on property, plant, and equipment	43.2	-	43.2	0.7
Restructuring (income) expense	(0.3)	2.4	8.9	21.5
Net (gain) loss on Integrys Energy Services' dispositions related to strategy change	(0.2)	0.2	14.6	0.2
Depreciation and amortization expense	69.0	57.5	201.1	172.0
Taxes other than income taxes	22.7	23.9	71.5	72.5
Operating income	39.1	93.3	294.5	21.1
Miscellaneous income	26.3	25.5	71.1	67.2
Interest expense	(35.2)	(41.7)	(111.2)	(124.4)
Other expense	(8.9)	(16.2)	(40.1)	(57.2)
Income (loss) before taxes	30.2	77.1	254.4	(36.1)
Provision for income taxes	9.3	28.0	103.9	59.3
Net income (loss) from continuing operations	20.9	49.1	150.5	(95.4)
Discontinued operations, net of tax	-	2.3	0.1	2.6
Net income (loss)	20.9	51.4	150.6	(92.8)
Preferred stock dividends of subsidiary	(0.7)	(0.7)	(2.3)	(2.3)
Noncontrolling interest in subsidiaries	-	0.4	0.3	0.7
Net income (loss) attributed to common shareholders	$20.2	$51.1	$148.6	($94.4)
Average shares of common stock				
Basic	77.7	76.8	77.3	76.8
Diluted	78.1	76.9	77.8	76.8
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$0.26	$0.64	$1.92	($1.26)
Discontinued operations, net of tax	-	0.03	-	0.03
Earnings (loss) per common share (basic)	$0.26	$0.67	$1.92	($1.23)
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$0.26	$0.63	$1.91	($1.26)
Discontinued operations, net of tax	-	0.03	-	0.03
Earnings (loss) per common share (diluted)	$0.26	$0.66	$1.91	($1.23)
Dividends per common share declared	$0.68	$0.68	$2.04	$2.04

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)	September 30	December 31
(Millions)	2010	2009
Assets		
Cash and cash equivalents	$165.3	$44.5
Collateral on deposit	47.3	184.9
Accounts receivable and accrued unbilled revenues, net of reserves of $49.9 and $57.5, respectively	497.1	958.0
Inventories	323.9	304.3
Assets from risk management activities	324.0	1,522.1
Regulatory assets	120.4	121.1
Deferred income taxes	82.6	92.9
Assets held for sale	-	26.5
Other current assets	247.6	257.9
Current assets	1,808.2	3,512.2
Property, plant, and equipment, net of accumulated depreciation of $2,933.9 and $2,847.2, respectively	4,887.3	4,945.1
Regulatory assets	1,438.5	1,434.9
Assets from risk management activities	126.7	795.4
Goodwill	642.5	642.5
Other long-term assets	527.4	517.8
Total assets	$9,430.6	$11,847.9
Liabilities and Equity		
Short-term debt	$59.5	$222.1
Current portion of long-term debt	477.9	116.5
Accounts payable	378.0	639.4
Liabilities from risk management activities	431.5	1,607.1
Regulatory liabilities	96.2	100.4
Liabilities held for sale	-	0.3
Other current liabilities	331.8	461.8
Current liabilities	1,774.9	3,147.6
Long-term debt	1,912.7	2,394.7
Deferred income taxes	703.8	658.2
Deferred investment tax credits	36.4	36.2
Regulatory liabilities	307.1	277.6
Environmental remediation liabilities	651.9	658.8
Pension and other postretirement benefit obligations	617.0	640.7
Liabilities from risk management activities	165.0	783.1
Asset retirement obligations	203.5	194.8
Other long-term liabilities	148.8	147.4
Long-term liabilities	4,746.2	5,791.5
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 77,486,900 shares issued;		
77,085,543 shares outstanding	77.5	76.4
Additional paid-in capital	2,524.7	2,497.8
Retained earnings	339.8	345.6
Accumulated other comprehensive loss	(67.2)	(44.0)
Treasury stock and shares in deferred compensation trust	(16.5)	(17.2)
Total common shareholders' equity	2,858.3	2,858.6
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	0.1	(0.9)
Total liabilities and equity	$9,430.6	$11,847.9

INTEGRYS ENERGY GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Nine Months Ended September 30	
(Millions)	2010	2009
Operating Activities		
Net income (loss)	$150.6	($92.8)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Discontinued operations, net of tax	(0.1)	(2.6)
Goodwill impairment loss	-	291.1
Impairment losses on property, plant, and equipment	43.2	0.7
Depreciation and amortization expense	201.1	172.0
Recoveries and refunds of regulatory assets and liabilities	20.1	30.8
Net unrealized (gains) losses on nonregulated energy contracts	(44.3)	151.1
Nonregulated lower of cost or market inventory adjustments	1.3	36.0
Bad debt expense	32.7	49.7
Pension and other postretirement expense	50.7	47.4
Pension and other postretirement contributions	(64.9)	(30.9)
Deferred income taxes and investment tax credit	54.2	(32.2)
Gain (loss) on sale of assets	12.5	(1.8)
Equity income, net of dividends	(10.3)	(11.9)
Other	27.6	(24.4)
Changes in working capital		
Collateral on deposit	149.7	18.1
Accounts receivable and accrued unbilled revenues	440.8	1,152.4
Inventories	(25.2)	347.5
Other current assets	0.1	86.4
Accounts payable	(118.4)	(678.5)
Other current liabilities	(145.7)	(13.5)
Net cash provided by operating activities	775.7	1,494.6
Investing Activities		
Capital expenditures	(187.1)	(342.3)
Proceeds from the sale or disposal of assets	64.1	37.9
Purchase of equity investments	(5.1)	(23.9)
Other	0.2	(9.9)
Net cash used for investing activities	(127.9)	(338.2)
Financing Activities		
Short-term debt, net	(162.6)	(951.9)
Redemption of notes payable	-	(157.9)
Proceeds from sale of borrowed natural gas	21.9	148.6
Purchase of natural gas to repay natural gas loans	(6.5)	(370.1)
Issuance of long-term debt	-	230.0
Repayment of long-term debt	(116.1)	(2.0)
Payment of dividends		
Preferred stock of subsidiary	(2.3)	(2.3)
Common stock	(139.3)	(155.2)
Issuance of common stock	26.2	-
Payments made on derivative contracts related to divestitures classified as financing activities	(138.2)	-
Other	(10.2)	(4.8)
Net cash used for financing activities	(527.1)	(1,265.6)
Change in cash and cash equivalents - continuing operations	120.7	(109.2)
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	0.1	4.5
Net change in cash and cash equivalents	120.8	(104.7)
Cash and cash equivalents at beginning of period	44.5	254.1
Cash and cash equivalents at end of period	$165.3	$149.4

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance because they eliminate the effects of certain items that are not comparable from one period to the next. Therefore, these measures allow investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended September 30, 2010 and 2009

	Three Months Ended September 30		**Nine Months Ended September 30**	
	2010	**2009**	**2010**	**2009**
Diluted EPS	$0.26	$0.66	$1.91	$(1.23)
Average Shares of Common Stock – Diluted ***(in millions)***	78.1	76.9	77.8	76.8

Information on Special Items:

Diluted earnings per share is adjusted for special items and their financial impact on diluted earnings per share for the three and nine months ended September 30, 2010 and 2009.

Diluted EPS	$0.26	$0.66	$1.91	$(1.23)
Special Items (net of taxes):				
Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services	(0.23)	(0.36)	(0.30)	(0.03)
Settlement of Integrys Energy Services' supply contracts	0.02	-	0.06	-
Goodwill impairment loss – natural gas utility segment	-	-	-	3.24
Impairment losses on property, plant, and equipment – Integrys Energy Services	0.33	-	0.33	-
Restructuring charges	-	0.02	0.07	0.17
Net (gain) loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	(0.03)	-	0.08	-
Deferred income tax expense resulting from enactment of federal health care reform legislation	-	-	0.15	-
Discontinued operations	-	(0.03)	-	(0.03)
Diluted EPS – adjusted	$0.35	$0.29	$2.30	$ 2.12

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Net income (loss) attributed to common shareholders is adjusted by reportable segment for special items and their financial impact for the quarters ended September 30, 2010 and 2009.

September 30, 2010 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$45.5	$(24.4)	$11.5	$(0.5)	$(7.2)	$(4.7)	$20.2
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(17.6)	-	(17.6)
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	1.7	-	1.7
Impairment losses on property, plant, and equipment	-	-	-	-	25.9	-	25.9
Restructuring charges	(0.1)	-	-	-	(0.1)	-	(0.2)
Net gain on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	-	-	-	-	(2.7)	-	(2.7)
Adjusted earnings (loss)	$45.4	$(24.4)	$11.5	$(0.5)	$ -	$(4.7)	$27.3

September 30, 2009 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Net income (loss) attributed to common shareholders	$38.3	$(19.9)	$11.6	$(4.7)	$28.5	$(2.7)	$51.1
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(27.6)	-	(27.6)
Restructuring charges	-	-	-	-	1.4	-	1.4
Discontinued operations	-	-	-	-	(2.3)	-	(2.3)
Adjusted earnings (loss)	$38.3	$(19.9)	$11.6	$(4.7)	$ -	$(2.7)	$22.6

Integrys Energy Group, Inc.

Non-GAAP Financial Information Reported by Segment

Diluted earnings per share is adjusted by reportable segment for special items and their financial impact on diluted earnings per share for the quarters ended September 30, 2010 and 2009.

September 30, 2010 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.58	$(0.31)	$0.15	$(0.01)	$(0.09)	$(0.06)	$0.26
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.23)	-	(0.23)
Settlement of Integrys Energy Services' supply contracts	-	-	-	-	0.02	-	0.02
Impairment losses on property, plant, and equipment	-	-	-	-	0.33	-	0.33
Restructuring charges	-	-	-	-	-	-	-
Net gain on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	-	-	-	-	(0.03)	-	(0.03)
Diluted EPS – adjusted	$0.58	$(0.31)	$0.15	$(0.01)	$ -	$(0.06)	$0.35

September 30, 2009 (Millions)	Electric Utility	Natural Gas Utility	Electric Transmission Investment	Integrys Energy Services		Holding Company and Other	Integrys Energy Group Consolidated
				Core	Other		
Diluted EPS	$0.50	$(0.26)	$0.15	$(0.06)	$0.37	$(0.04)	$0.66
Special Items (net of taxes)							
Net non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services	-	-	-	-	(0.36)	-	(0.36)
Restructuring charges	-	-	-	-	0.02	-	0.02
Discontinued operations	-	-	-	-	(0.03)	-	(0.03)
Diluted EPS – adjusted	$0.50	$(0.26)	$0.15	$(0.06)	$ -	$(0.04)	$0.29

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2010 and 2011 Diluted EPS Guidance	Potential 2010		Potential 2011	
	Low Scenario	High Scenario	Low Scenario	High Scenario
Regulated electric utility segment	$1.33	$1.40	$1.18	$1.29
Regulated natural gas utility segment	1.05	1.08	1.14	1.29
Electric transmission investment segment	0.59	0.60	0.62	0.64
Integrys Energy Services				
Core	0.18	0.21	0.50	0.55
Other	(0.24)	(0.24)	0.04	0.04
Holding company and other segment	(0.30)	(0.27)	(0.20)	(0.20)
Diluted EPS	**$2.61**	**$2.78**	**$3.28**	**$3.61**
Average Shares of Common Stock – Diluted (in millions)	**77.8**	**77.8**	**78.7**	**78.7**

Information on Special Items:
Diluted earnings per share guidance is adjusted for special items and their financial impact on the diluted earnings per share guidance for 2010 and 2011.

Diluted EPS	**$2.61**	**$2.78**	**$3.28**	**$3.61**
Special Items (net of taxes)				
Net non-cash gains related to derivative and inventory activities at Integrys Energy Services	(0.33)	(0.33)	(0.04)	(0.04)
Settlement of Integrys Energy Services' supply contracts	0.08	0.08	-	-
Impairment losses on property, plant, and equipment – Integrys Energy Services	0.33	0.33	-	-
Restructuring charges	0.08	0.08	-	-
Net loss on dispositions and foreign currency translation gain related to Integrys Energy Services' strategy change	0.08	0.08	-	-
Deferred income tax expense resulting from enactment of health care reform legislation	0.15	0.15	-	-
Diluted EPS – adjusted	**$3.00**	**$3.17**	**$3.24**	**$3.57**
Average Shares of Common Stock – Diluted (in millions)	**77.8**	**77.8**	**78.7**	**78.7**

Key Assumptions for 2010 and 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions subsequent to September 30, 2010
- Does not include any additional Integrys Energy Group restructuring costs, subsequent to September 30, 2010, related to reductions in the workforce that are currently in progress and nearing completion (other than those at Integrys Energy Services related to its strategy change)